Exhibit 4.8

September 19, 2007

Re:  Investor Warrants Proposal

Dear November 3, 2006 PIPE Investors:

In accordance with the provisions set in the Share Purchase Agreement and Registration Rights Agreement associated with the November 3, 2006 PIPE transactions, we  have incurred the following penalties:

(1)   Maximum penalty related to the delay in causing the registration statement covering Investor shares to be filed and declared effective and;

(2)   Partial penalty related to delay in settling related party transaction balance.

As a result, according to our careful calculation, which was verified by our independent auditors, we now have $2,010,000 in cash penalties payable to PIPE transaction Investors.

In order to preserve cash in Duoyuan for business operation and growth, and to preserve reported fiscal year 2007 US GAAP after tax net earnings, we now propose to issue 793,421 stock purchase warrants instead of cash to PIPE transaction Investors on a pro rata basis.  The basic terms of the warrants that we are proposing to issue include:

(1)
each warrant is exercisable into one Duoyuan common stock (adjusted for post reverse-split) at an strike price of $5.76 per share, which is 150% of the $3.84 (adjust for post reserve-split) PIPE price;

(2)  each warrant carries a call provision at 200% of the strike price

(3)  the warrants have a terms of 5 years.

To assist you in understanding the math associated with our proposed alternative, we offer the following hypothetical scenario for your consideration.  As an example:

(1)  If the market consensus on Duoyuan fiscal year 2009 reported US GAAP after tax net earnings is $23.9 million ($0.95 per share), in line to our  2008 Make-good and;

(2)
 After our stock starts trading in late 2007, if the Duoyuan common stock were to trade at 10x market consensus on fiscal year 2008 reported US GAAP after tax net earnings, namely $9.56 (10 X $0.95) per share (adjusted for post reverse-split).

(3)  The warrants would have an intrinsic value of at least $3,015,000, which is 150% of cash penalty amount.  See attached table for details.

We feel that our warrants proposal offers a significant value proposition to you.  We sincerely hope you will consider our warrant proposal as an acceptable alternative to receiving the penalty payment in cash.

Please call Gene Bennett at 8610-6021-2222 ext 215, Duoyuan’s CFO, should you wish to discuss these two options.  Alternatively, please check the appropriate box on the attached form denoting your decision and fax back to Gene Bennett at 8610-6021-2164.

Thank you!

ASIAN FINANCIAL, INC.

/s/ Wenhua Guo
Name: Wenhua Guo
Title: Chief Executive Officer

Duoyuan
Registration Penalty Warrant Calculation

Total Shares Outstanding	25,000,000		25,000,000
Price	$3.84		$9.56
Market Cap	$96,000,000		$239,000,000

2008 Make Good	$23,900,000		$23,900,000
P/E	4.0	x	10.0	x

	Scenario One	Scenario Two
Cash Penalty	$2,010,000	$2,010,000
Premium	1.5	1.5
	$3,015,000	$3,015,000
Warrant Exercise Price	$5.76	$5.18
Premium to PIPE Price	150%	135%
Warrants	793,421	688,985
Intrinsic Value	$3,015,000	$3,015,000

Notes:
(1) A 5 year term and a call provision at 200% of the strike price